FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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CONTENTS

On February 28, 2018, Magic Software Enterprises Ltd. (“we,” “us” or the “Company”) held its 2017 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on seven proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on January 16, 2018.  Based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following Proposals 1, 2, 5 and 7 in the Proxy Statement was duly adopted:

1.

To elect three directors for terms expiring at our 2018 Annual General Meeting of Shareholders;

2.

To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a second three-year term;

5.

To approve a directors and officers’ liability insurance policy;

7.

To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

Proposals 3 and 4 of the Proxy Statement, for the approval of a revised compensation policy and for the approval to grant an indemnity and exculpation undertakings to directors and officers, were not adopted by our shareholders and proposal 6 on the Proxy Statement was removed before the Meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2018	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

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